Filed pursuant to Rule 424(b)(3)
Registration No. 333-261027
Prospectus Supplement No. 2
(To Prospectus dated March 17, 2023)
MediaAlpha, Inc.
Class A Common Stock
This Prospectus Supplement No. 2 (the “Prospectus Supplement”) updates, supplements and amends the Prospectus dated March 17, 2023 (the “Prospectus”), relating to the offer and sale from time to time of up to 34,351,485 shares of our Class A common stock by the selling stockholders identified in the Prospectus (the “Selling Stockholders”). The Selling Stockholders may sell these shares through public or private transactions at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the Selling Stockholders. We will not receive any of the proceeds from the sale of shares of our Class A common stock by the Selling Stockholders.
You should read this Prospectus Supplement in conjunction with the Prospectus, and this Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any and all additional amendments or supplements thereto.
Our Class A common stock is traded on the New York Stock Exchange under the symbol “MAX.”
Investing in our Class A common stock involves risks. See “Risk Factors” on page 8 of the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is May 30, 2023.

ADDITIONAL RISK FACTOR
The following is hereby added as an additional risk factor at the end of the “Risk Factors – Risks related to our Class A common stock” section of our Prospectus.
The market price of our Class A common stock may be affected by the tender offer announced by White Mountains Insurance Group, Ltd.
On May 26, 2023, White Mountains Insurance Group, Ltd. announced that it and its wholly owned subsidiary, WM Hinson (Bermuda) Ltd., have commenced a cash tender offer to purchase up to an aggregate of 5,000,000 shares of our Class A common stock, at a price of $10.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Offer is conditioned on a minimum number of 2,500,000 shares of Class A common stock being properly tendered and not properly withdrawn. The Offer is also subject to other closing conditions. The pendency of the Offer, as well as its outcome, may have an effect on the market price of our Class A common stock. If the Offer is not completed, the market price of our Class A common stock may be adversely affected.
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